July 9, 2024

Tetsuya Yonehana
Chief Financial Officer
Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100-8330

       Re: Mitsubishi UFJ Financial Group, Inc.
           Form 20-F for the Fiscal Year Ended March 31, 2023
           Response Dated March 5, 2024
           File No. 000-54189
Dear Tetsuya Yonehana:

       We have reviewed your March 5, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 21, 2024 letter.

Form 20-F for the Fiscal Year Ended March 31, 2023
Note 2. Business Developments - Sale of MUFG Union Bank, page F-26

1. Please refer to prior comment 2. We have considered the information provided in your response and a call on April 24, 2024. We object to your policy
characterized as    the
       elimination of the differences in reporting periods    in which you
directly adjusted
       shareholders    equity and the August 31, 2022, carrying value of MUFG
Union Bank   s
       assets and liabilities in order to reflect MUFG Union Bank   s financial
results for the three
       months ending November 30, 2022 for both the transferred and sold assets and liabilities.
       Please restate your financial statements and related disclosures or tell us why a restatement is not required.
 July 9, 2024
Page 2

       Please contact Ben Phippen at 202-551-3697 or Michael Volley at 202-551-3437 if you
have questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance